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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ChipMOS Technologies (Bermuda) Ltd.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
G2110R106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE

CUSIP No.	G2110R106

1	NAMES OF REPORTING PERSONS: Mosel Vitelic Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	None

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Republic of China

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,203,009

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		19,203,009

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,203,009 common shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	27.36%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

Item 1.
(a)	Name of Issuer: ChipMOS Technologies (Bermuda) Inc.

(b)	Address of Issuer’s Principal Executive Offices:
11F, No. 3, Lane 91 Dongmei Road
Hsinchu 300, Taiwan
Republic of China
Item 2.
(a)	Name of Person Filing: Mosel Vitelic Inc.

(b)	Address of Principal Business Office:
No. 1, Creation Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(c)	Citizenship: Republic of China

(d)	Title of Class of Securities: Common Share, $0.01 par value per share.

(e)	CUSIP Number: G2110R106.
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
(a)	Amount Beneficially Owned:

See the response to Item 9 on the attached cover page.

(b)	Percent of Class:

See the response to Item 11 on the attached cover page.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page.

(ii)	Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page.

(iii)	Sole power to dispose or direct the disposition of:

See the response to Item 7 on the attached cover page.

(iv)	Shared power to dispose or direct the disposition of:

See the response to Item 8 on the attached cover page.
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
     Mosel Vitelic Inc. directly owns 100% of the outstanding voting securities of Giant Haven Investment Limited and 99.99% of the outstanding voting securities of Mou-Fu Investment Ltd. As a result, Mosel Vitelic Inc. beneficially owns the common shares of ChipMOS TECHNOLOGIES (Bermuda) LTD. owned by Giant Haven Investment Limited and Mou-Fu Investment Ltd.
     Mosel Vitelic Inc. also directly owns 100% of the outstanding voting securities of Vision2000 Venture Ltd. Vision2000 Venture Ltd. owns approximately 31.51% of the outstanding voting securities of PacMOS Technologies Holdings Limited. PacMOS Technologies Holdings Limited owns 3,577,284 common shares of ChipMOS TECHNOLOGIES (Bermuda) LTD., representing approximately 5.1% of the outstanding voting securities of ChipMOS TECHNOLOGIES(Bermuda) LTD. PacMOS Technologies Holdings Limited, however, is a public company listed on the Stock Exchange of Hong Kong Limited and Texan Management Limited owns approximately 43.3% of the outstanding voting securities of PacMOS Technologies Holdings Limited. There are no voting or other arrangements among Texan Management, Vision2000 Venture Ltd. and Mosel Vitelic Inc. with respect to the control of PacMOS Technologies Holdings Limited. As a result, Mosel does not have or share the right to vote, or cause the voting of or dispose of, or cause the disposition of, the shares of ChipMOS TECHNOLOGIES (Bermuda) LTD. held by PacMOS Technologies Holdings Limited. Mosel hereby disclaims beneficial ownership of 3,577,284 common shares of ChipMOS TECHNOLOGIES (Bermuda) LTD. held by PacMOS Technologies Holdings Limited.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Of the 19,203,009 common shares being reported on by Mosel Vitelic Inc., as a parent holding company, 18,971,318 common shares of ChipMOS TECHNOLOGIES (Bermuda) LTD. are owned by Giant Haven Investment Limited, a British Virgin Islands corporation, which is a wholly owned subsidiary of Mosel Vitelic Inc., and 231,691 common shares of ChipMOS TECHNOLOGIES (Bermuda) LTD. are owned by Mou-Fu Investment Ltd., a 99.99% owned subsidiary of Mosel Vitelic Inc.
Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2007	Mosel Vitelic Inc.

	By:	/s/ Michael Li
Michael Li
Deputy Director